UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G


                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                             (Amendment No._______)


                       CLARION COMMERCIAL HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   18051W1009
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                                 (CUSIP Number)


Fred M. Stone, Esq.                   copy to:  Allan S. Sexter, Esq.
Millennium Partners, L.P.                       Sexter & Warmflash
660 Fifth Avenue, 8th Floor                     115 Broadway
New York, New York 10103                        New York, New York 10005
(212) 841-4120                                  (212) 577-2800
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 31, 2001
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            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [x]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18051W1009                   13G                     Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     MillenCo, L.P.   13-3532932

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           401,000
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         401,000
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     401,000

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.833%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     Limited Partnership

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

          a.   Name of Issuer: Clarion Commercial Holdings, Inc.

          b.   Address of Issuer's Principal Executive Office

               335 Madison Avenue
               New York, New York 10017

Item 2.

          a.   Name of Person Filing: MillenCo, L.P.

          b.   Address of Principal Business Office or,
               If None, Residence:

                      666 Fifth Avenue
                      New York, New York 10103

          c.   Citizenship: United States (Delaware limited partnership)

          d.   Title of Class of Securities: Class A Common Stock

Item 3.

     If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     a. [X] Broker or dealer  registered  under section 15 of the Act (15 U.S.C.
78o).

     b. [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

     c. [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.(78c).

     d. [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15U.S.C.80a-8).

     e. [ ] An investment advisor in accordance with 240.13d- 1(b)(ii)(E);

     f. [ ] An amployee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

     g.  [  ]  A  parent   company  or  control   person  in   accordance   with
240.13d-1(b)(1)(ii)(G);

     h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12U.S.C. 1813);

     i [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     j. [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership:

     a. Amount Beneficially Owned: 401,000 shares of class A common stock.

     b. Percent of Class: 9.8333%

     c. Number of Shares as to which such person has:

          (i)   Sole power to vote or direct the vote:

                401,000 shares of Common Stock.

          (ii)  Shared power to vote of direct the vote:

                None

          (iii) Sole power to dispose or to direct the disposition of:

                401,000 shares of Common Stock

          (iv)  Shared power to dispose or to direct the disposition of:

                None

Item 5. Ownership of Five Percent of Class:

     If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent of Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable

Item 8. Identification and Classification of Members of the Group.

     Not Applicable

Item 9. Notice of Dissolution of Group.

     Not Applicable

Item 10. Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE


     After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   --------------------------------
                                   Date


                                   MillenCo, L.P.

                                   By: Millennium Management, LLC.,
                                       General Partner


                                       By: Israel A. Englander,